GRASIM

ADITYA BIRLA GROUP

082-03322

2007 OCT 29 P 1:42

07027620

15th October, 2007

**BY AIR MAIL**

**Securities & Exchange Commission**
**Division of Corporate Finance**
450, Fifth Street
Washington DC 20459, USA

**SUPPL**

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Saturday, the 27th October, 2007 inter alia to consider and approve unaudited financial results (provisional) for the quarter ended 30th September, 2007.

Thanking you,

Yours faithfully,

PROCESSED
OCT 3 1 2007 E
THOMSON
FINANCIAL

[signature]

**Ashok Malu**
**Company Secretary**

Dlw 10/30


**GRASIM INDUSTRIES LIMITED**
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

October 15, 2007

Bombay Stock Exchange Limited, Department of Corporate Services
1st floor, New Trading Ring, Rotunda Building, P J Towers, Dalal Street, Fort, Mumbai-400 001

National Stock Exchange of India Limited
"Exchange Plaza", Bandra-Kurla Complex, Bandra (East), Mumbai 400 051

Dear Sir,

Re: **Quarterly Compliance Report on Corporate Governance**

Name of Company : Grasim Industries Limited
Quarter ending on : 30th September, 2007

| Particulars | Clause of Listing Agreement | Compliance Status Yes/No | Remarks |
|---|---|---|---|
| **I. Board of Directors** | | | |
| (A) Composition of Board | 49 (I A) | Yes | |
| (B) Non-executive Directors' Compensation & disclosures | 49 (I B) | Yes | |
| (C) Other provisions as to Board and Committees | 49 (I C) | Yes | |
| (D) Code of Conduct | 49 (I D) | Yes | |
| **II. Audit Committee** | | | |
| (A) Qualified & Independent Audit Committee | 49 (II A) | Yes | |
| (B) Meeting of Audit Committee | 49 (II B) | Yes | |
| (C) Powers of Audit Committee | 49 (II C) | Yes | |
| (D) Role of Audit Committee | 49 (II D) | Yes | |
| (E) Review of Information by Audit Committee | 49 (II E) | Yes | |
| **III. Subsidiary Companies** | 49 (III) | Yes | |
| **IV. Disclosures** | | | |
| (A) Basis of related party transactions | 49 (IV A) | Yes | |
| (B) Disclosure of Accounting Treatment | 49 (IV B) | Yes | |
| (C) Board of Disclosures | 49 (IV C) | Yes | |
| (D) Proceeds from public issues, rights issues, preferential issues, etc. | 49 (IV D) | N.A. | |
| (E) Remuneration of Directors | 49 (IV E) | Yes | |
| (F) Management | 49 (IV F) | Yes | |
| (G) Shareholders | 49 (IV G) | Yes | |
| **V. CEO/ CFO Certification** | 49 (V) | Yes | |
| **VI. Report on Corporate Governance** | 49 (VI) | Yes | |
| **VII. Compliance** | 49 (VII) | Yes | |

Thanking you,
Yours faithfully,

AK Malu

**Ashok Malu**
**Company Secretary**

Cc: Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street, Washington DC 20459, USA

**BY AIR MAIL**

END

**GRASIM INDUSTRIES LIMITED**
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)